_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2016

Commission File Number 001-31303

SOURCEGAS
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

SOURCEGAS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5

Notes to Financial Statements as of December 31, 2016 and 2015 and for the Year Ended December 31, 2016	6

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (held as of December 31, 2016)	13

EXHIBIT INDEX	14

SIGNATURE	15

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
SourceGas Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of SourceGas Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 29, 2017

SOURCEGAS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2016 and 2015

	2016	2015

Assets:
Investments:
Participant-directed investments – at fair value	$84,924,217	$98,679,798
Participant-directed investments – at net asset value	6,043,669	—
Total investments	90,967,886	98,679,798

Receivables:
Employer contribution	254	—
Notes receivable from participants	3,098,318	3,353,199
Total receivables	3,098,572	3,353,199

Net assets available for benefits	$94,066,458	$102,032,997

The accompanying Notes to Financial Statements are an integral part of these financial statements.

SOURCEGAS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Year Ended December 31, 2016

2016

Additions to net assets
Contributions:
Participant contributions	$4,824,220
Employer contributions	4,072,561
Participant rollover contributions	318,306
Total contributions	9,215,087

Investment income:
Interest and dividends	1,775,198
Net appreciation in fair value of investments	4,306,507
Total investment income	6,081,705

Other income:
Interest received on notes receivable from participants	171,637

Total additions to net assets	15,468,429

Deductions from net assets:
Administrative expenses	(23,017)
Benefits paid to participants	(23,411,951)
Total deductions from net assets	(23,434,968)

Decrease in net assets	(7,966,539)

Net assets available for benefits:
Beginning of year	102,032,997
End of year	$94,066,458

The accompanying Notes to Financial Statements are an integral part of these financial statements.

SOURCEGAS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and December 31, 2015 and for the Year Ended December 31, 2016

(1)    DESCRIPTION OF THE PLAN

The following description of the SourceGas Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s information.

General — The Plan is a defined-contribution plan that covers eligible employees of SourceGas LLC, the previous Plan Sponsor. On February 12, 2016, SourceGas LLC was acquired by Black Hills Corporation (the “Company” or “Plan Sponsor”). Upon acquisition of SourceGas LLC the Company became the new sponsor of the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

It is anticipated that the Plan will merge with the Black Hills Corporation Retirement Savings Plan on December 31, 2017.

Plan Administration — Due to the acquisition, the Plan was amended and on May 2, 2016, a new trustee, record keeper and custodian were appointed. Plan assets transferred to the new trustee, Charles Schwab Trust Company (Charles Schwab), a division of Charles Schwab Bank, were transferred into funds comparable to those offered by the previous trustee, Fidelity Management Trust Company (Fidelity). The conversion initiated a blackout period beginning April 29, 2016 and continued through May 9, 2016. During the blackout period, funds could not be applied to the employee-selected funds with Charles Schwab or withdrawn from the Plan until the trustee had time to accurately complete the conversion. Employee contributions continued to be made through payroll deductions, and were deposited and held in the income fund until the completion of the period. At the end of the blackout period, these funds were transferred to the investment options requested by each participant. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”).

Eligibility and Vesting — All former SourceGas LLC employees meeting certain criteria, as defined, are eligible to participate in the Plan on their date of hire. The Plan includes an automatic-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a target retirement fund appropriate for their age until changed by the participant.

Participants are vested immediately in their contributions and the Company’s 3% Nonelective Employer or Safe Harbor contributions, plus actual earnings, thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of service at a rate of 33.3% per year. A participant is 100% vested after three years of service. Participants also become fully vested in Company discretionary contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability or death.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) Safe Harbor contributions made by the Company, (iii) discretionary contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum contribution of $18,000 for 2016. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company Safe Harbor contributions and Company Retirement Contributions for certain eligible participants.

Employer Contributions — In 2016, the Company contributed 3% of annual compensation, as defined by the Plan document, to the account of each eligible employee. This is referred to as the Nonelective Employer Contribution or Safe Harbor Contribution as defined in the Plan document. The Company may, in its sole discretion, make additional contributions in an amount to be determined by the Company. These contributions are invested as directed by the participant. The Company and SourceGas LLC made discretionary contributions to the Plan of $2,160,350, an additional 5% of eligible compensation for the year ended December 31, 2016. Certain former employees of Kinder Morgan, Inc. (a previous owner of SourceGas LLC) were eligible to receive an additional discretionary contribution of $164,933, 2% of eligible compensation, as defined, for the year ended December 31, 2016. Contributions are subject to certain IRC limitations.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined-contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations. The Plan received $318,306 in rollover contributions from other qualified plans in 2016.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. As applicable, each participant’s account is credited with the participant’s contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 21 investment options, including a common collective trust stable value fund, Vanguard mutual funds and common stock of the Company.

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at 1% over the prime interest rate on the date of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. Loans are prohibited for terminated employees.

As of December 31, 2016, participant loans have maturities through November 30, 2031 at interest rates ranging from 4.25% to 4.75%.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant’s beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. During 2016, Company contributions were reduced by $179,844 from forfeited non-vested accounts.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investment contracts held by a defined-contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value of fully benefit-responsive investments held by the Plan approximate fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan administrative expenses of approximately $130,370 in 2016 were paid by the Company. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Roth 401(k) Option — A Roth 401(k) feature is implemented into the Plan, in which the employee contributions are made on an after-tax basis. The Company match applies to the Roth 401(k) contributions.

Subsequent Events — Subsequent events were evaluated through June 29, 2017, the date the financial statements were issued.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Employee Benefit Plan Master Trust Reporting. This update will require plans to disclose the following held by the master trust: (a) the fair value of investments by general type of investment; (b) the net change in the fair value of investments; (c) the total investment income by type; (d) a description of the basis used to allocate net assets, (e) the net investment income or loss; (f) gains or losses to participating plans; and (g) the plan’s percentage interest in the master trust. This guidance is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Due to the Plan not having a master trust, the Plan does not anticipate any impact from ASU 2017-06 on the Plan’s financial statements and disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Plans (Topic 960), Defined-Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This ASU was effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan continues to measure its investments in the common/collective trust at contract value, which is reflected in the statements of assets available for benefits and in the notes to the financial statements. Certain historical disclosures that are no longer required were removed.
In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. This ASU was effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively to all periods presented. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There is no impact to the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

(3)	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:

•	Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•	Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Money markets are primarily cash equivalents held in short-term commingled funds that are categorized as Level 1. They are valued at cost plus accrued interest, which approximates fair value.

Common collective investment trusts are funds valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust fund’s underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the funds’ net assets at fair value by its units outstanding at the valuation dates. There is no practical expedient to categorize these funds’ fair value measurement within the fair value hierarchy. See Note 6 for further disclosure.

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock and preferred stock are valued at the closing price reported on the active market on which the securities are traded. Common stock and preferred stock are categorized as Level 1.

Bonds are valued by evaluated pricing from observable market prices, and are categorized as Level 2.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Registered investment companies	$84,133,503	$—	$—	$84,133,503
Black Hills Corporation common stock	790,427	—	—	790,427
Money market	287	—	—	287
Total investments measured at fair value	$84,924,217	$—	$—	$84,924,217
Investments measured at net asset value				$6,043,669
Total investments				$90,967,886

	December 31, 2015
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Registered investment companies	$91,512,580	$—	$—	$91,512,580
Black Hills Corporation common stock	—	—	—	—
Money market	7,167,218	—	—	7,167,218
Total investments measured at fair value	$98,679,798	$—	$—	$98,679,798
Investments measured at net asset value				$—
Total investments				$98,679,798

For the years ended December 31, 2016 and 2015, there were no transfers between levels.

The following tables set forth a summary of the Plan’s investments with a reported net asset value (NAV) at:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$6,043,669	—	Daily or Immediate	None

(4)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. The Company intends to merge the Plan into the Black Hills Corporation Retirement Savings Plan effective December 31, 2017. Participants will become participants in the Black Hills Corporation Retirement Savings Plan effective January 1, 2018.

(5)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed SourceGas LLC by a letter dated January 16, 2015, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC and regulations thereunder. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions were taken by the Plan that would require recognizing a tax liability or asset. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it may not be subject to income tax examinations for years prior to 2013.

(6)	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Galliard Retirement Income Fund CL 35 (the “Fund”) is a collective trust fund sponsored by Wilmington Trust Retirement and Institutional Services Company. The beneficial interest of each participant is represented by units which represent undivided proportionate interest in all of the Fund’s assets and liabilities. Units are issued and redeemed daily at the Fund’s NAV determined as of the close of business each day. It is the policy of the Fund to use its best efforts to seek safety of principal and consistency of returns while attempting to maintain minimal volatility.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined-contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the issuer of the wrapper contract agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the issuer of the wrapper contract.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of their assets decline. The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The ability of the issuer of the wrapper contract to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, they cannot obtain or maintain wrapper contracts covering all of their underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of brokers who issue wrapper contracts. The Fund may lose the benefit of wrapper contracts on any portion of their assets in default in excess of a certain percentage of portfolio assets.

Average Yields

December 31, 2016

Based on annualized earnings (a)	6.02%
Based on interest rate credited to participants (b)	2.75%
_________________________

(a)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(b)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

(7)	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in a fund offered by Charles Schwab and Black Hills Corporation common stock, which were offered to the former SourceGas LLC employees upon acquisition. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2016 the Plan held 12,886 shares of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $791,715. The market value of these shares totaled $790,427 at December 31, 2016. During the year ended December 31, 2016, the Plan recorded dividend income from this investment of $10,994.

Prior to the acquisition, certain plan investments were shares of mutual funds managed by Fidelity. As Fidelity was the trustee as of December 31, 2015 through May 2, 2016, those transactions qualified as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

SOURCEGAS RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2016

Description	Cost**	Current Value
Money market fund:
Schwab U.S. Treasury Money Fund*		287

Collective trust:
Galliard Retirement Income Fund CL 35		6,043,669

Mutual funds:
Vanguard Extended Market Index Fund		9,067,831
Vanguard Inflation-Protected Securities Fund		558,833
Vanguard Institutional Index Fund		13,330,209
Vanguard REIT Index Fund		104,646
Vanguard Total Bond Market Index Fund		4,391,084
Vanguard Total International Stock Index		2,897,245
Vanguard Target Retirement Income Fund		447,908
Vanguard Target Retirement 2010 Fund		359,841
Vanguard Target Retirement 2015 Fund		1,776,551
Vanguard Target Retirement 2020 Fund		11,611,732
Vanguard Target Retirement 2025 Fund		10,140,467
Vanguard Target Retirement 2030 Fund		8,521,201
Vanguard Target Retirement 2035 Fund		5,935,947
Vanguard Target Retirement 2040 Fund		4,802,387
Vanguard Target Retirement 2045 Fund		5,384,496
Vanguard Target Retirement 2050 Fund		3,313,924
Vanguard Target Retirement 2055 Fund		1,360,804
Vanguard Target Retirement 2060 Fund		128,397

Total mutual funds		84,133,503

Common stock- Black Hills Corporation*		790,427

Participant loans, with interest rates ranging from 4.25% - 4.75% - Maturity dates extending through November 30, 2031		3,098,318

		$94,066,204
________________________

*	Denotes party-in-interest to the Plan

**	Cost information is not required for participant-directed accounts and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SourceGas Retirement Savings Plan

By:	/s/ RICHARD W. KINZLEY
Richard W. Kinzley
Senior Vice President and
Chief Financial Officer

Date: June 29, 2017